SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)1

                                SCANSOFT, INC.
            _________________________________________________________
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
            _________________________________________________________
                        (Title of Class of Securities)

                                 80603P-10-7
            _________________________________________________________
                                (CUSIP Number)

                               Martin S. Wagner
                             Assistant Secretary
                              XEROX CORPORATION
                             800 Long Ridge Road
                         Stamford, Connecticut 06904
                               (203) 968-3000
            _________________________________________________________
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 15, 2000
            _________________________________________________________
           (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










CUSIP No. 80603P-10-7                                          Page 2 of 17
___________________________________________________________________________

(1)  NAMES OF REPORTING PERSONS                           Xerox Corporation
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)                            16-0468020

___________________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                   (b)  / /
___________________________________________________________________________

(3)  SEC USE ONLY
___________________________________________________________________________

(4)  SOURCE OF FUNDS                                                    WC
___________________________________________________________________________

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 / /
___________________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION                          New York
___________________________________________________________________________

                    (7)  SOLE VOTING POWER                                0
NUMBER OF SHARES    _______________________________________________________
BENEFICIALLY
OWNED BY EACH       (8)  SHARED VOTING POWER                    11,853,602*
REPORTING           _______________________________________________________
PERSON WITH
                    (9)  SOLE DISPOSITIVE POWER                           0
                    _______________________________________________________

                    (10) SHARED DISPOSITIVE POWER                11,853,602
___________________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                      11,853,602
___________________________________________________________________________

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
___________________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.4%
___________________________________________________________________________

(14) TYPE OF REPORTING PERSON                                            CO
___________________________________________________________________________

* Pursuant to the Caere Voting Agreement (as defined in Item 4 below) between Caere Corporation, a Delaware corporation ("Caere"), and Xerox Imaging Systems, Inc., a Delaware corporation ("XIS") and a wholly-owned subsidiary of Xerox Corporation, a New York corporation ("Xerox"), XIS has irrevocably appointed Caere's Board of Directors as its sole and exclusive proxy to vote the capital stock of ScanSoft, Inc., a Delaware corporation ("Issuer"), which XIS owns in favor of the Caere Merger (as defined in Item 4 below), as described in greater detail in Items 4 and 6 below.






CUSIP No. 80603P-10-7                                          Page 3 of 17
___________________________________________________________________________

(1)  NAMES OF REPORTING PERSONS                 Xerox Imaging Systems, Inc.
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)                            94-2206814
___________________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                   (b)  / /
___________________________________________________________________________

(3)  SEC USE ONLY
___________________________________________________________________________

(4)  SOURCE OF FUNDS                                                    WC
___________________________________________________________________________

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 / /
___________________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
___________________________________________________________________________

                    (7)  SOLE VOTING POWER                                0
NUMBER OF SHARES    _______________________________________________________
BENEFICIALLY
OWNED BY EACH       (8)  SHARED VOTING POWER                    11,853,602*
REPORTING           _______________________________________________________
PERSON WITH
                    (9)  SOLE DISPOSITIVE POWER                           0
                    _______________________________________________________

                    (10) SHARED DISPOSITIVE POWER                11,853,602
___________________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                      11,853,602
___________________________________________________________________________

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

___________________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.4%
___________________________________________________________________________

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO
___________________________________________________________________________

* Pursuant to the Caere Voting Agreement (as defined in Item 4 below) between Caere and XIS, XIS has irrevocably appointed Caere's Board of Directors as its sole and exclusive proxy to vote the capital stock of the Issuer which XIS owns in favor of the Caere Merger (as defined in Item 4 below), as described in greater detail in Items 4 and 6 below.









CUSIP No. 80603P-10-7                                          Page 4 of 17

                            Introductory Statement
                            ______________________

     This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of ScanSoft, Inc., a Delaware corporation (formerly Visioneer, Inc. "Visioneer") (the "Issuer"). This Amendment amends and supplements the Statement originally filed with the Securities and Exchange Commission (the "Commission") by Xerox and XIS (together, the "Reporting Person") on March 12, 1999.

     The information contained herein with respect to persons other than the Reporting Person has been obtained from public information, including public filings made under the Securities and Exchange Act of 1934, or has been provided to the Reporting Person by the relevant parties. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Item 3 is hereby amended and restated to read in its entirety as follows:

     The Reporting Person acquired the Common Stock reported herein on March 2, 1999 (the "Visioneer Merger Closing Date") in connection with the consummation of the merger transaction (the "Visioneer Merger") contemplated by that certain Agreement and Plan of Merger dated as of December 2, 1998 by and between ScanSoft, Inc., a Delaware corporation ("ScanSoft"), then a wholly-owned subsidiary of XIS, and the Issuer (the "Visioneer Merger Agreement"). XIS was the record owner of 100% of the issued and outstanding shares of ScanSoft common stock and all of the issued and outstanding shares of ScanSoft Series A preferred stock. Pursuant to the Visioneer Merger
Agreement: (a) ScanSoft merged with and into the Issuer; (b) the Issuer's corporate name changed from "Visioneer, Inc." to "ScanSoft, Inc."; (c) 5,097,000 shares of Visioneer's common stock were cashed out using approximately $10.5 million (or $2.06 per share) in cash contributed by the Reporting Person out of working capital; and (d) XIS was issued 11,853,602 shares of the Issuer's Common Stock. The 11,853,602 shares had represented 45% of the total number of shares of Common Stock outstanding, based on a total of 26,341,338 outstanding shares of Common Stock, as of the Visioneer Merger Closing Date, but represents 44.4% of the total number of shares of Common Stock outstanding, based on a total of 26,595,511 outstanding shares of the Issuer's Common Stock, as of January 15, 2000. In addition, XIS was issued a warrant to purchase, based on the current market value of Common Stock, approximately 316,630 additional shares of Common Stock (the "Warrant") under certain circumstances, and XIS was issued 3,562,238 shares of the Issuer's nonvoting Series B Preferred Stock (the "Series B") (or
100% of the total number of shares of Series B outstanding). The Warrant and Series B are described more fully in Item 6.


Item 4.  Purpose of the Transaction.
         ---------------------------

     Item 4 is hereby amended and restated to read in its entirety as follows:

     In connection with the Visioneer Merger, Xerox, XIS, Visioneer and several holders of shares of Visioneer common stock, entered into a Voting Agreement, effective as of the Visioneer Merger Closing Date (the


CUSIP No. 80603P-10-7                                          Page 5 of 17

"Visioneer Merger Voting Agreement"). The Visioneer Merger Voting Agreement was filed with the Commission as Exhibit 1 to the Statement, and is incorporated herein by reference. The Visioneer Merger Voting Agreement requires all of the parties thereto to nominate and elect certain persons to the Issuer's Board of Directors, including up to two designees of the Reporting Person. In all other respects, the parties to the Visioneer Merger Voting Agreement are free to vote in their sole discretion. The Visioneer Merger Voting Agreement is described more fully in Item 6.

     On January 15, 2000, the Issuer, Caere and Scorpion Acquisitions Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), entered into an Agreement and Plan of Reorganization (the "Caere Merger Agreement"). The Caere Merger Agreement provides that, subject to the terms and conditions thereof, (i) Caere will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the " Caere Merger"), and all of Caere's capital stock issued and outstanding immediately prior to the effective time of the Caere Merger will be converted into the Issuer's Common Stock and the right to receive cash payment in an amount determined pursuant to the Caere Merger Agreement.

     As a condition to the execution of the Caere Merger Agreement, XIS and Caere entered into a Parent Voting Agreement made as of January 15, 2000 (the "Caere Voting Agreement"), pursuant to which XIS agreed to, among other things, vote all of the 11,853,602 shares of Common Stock, the Warrant and the Series B which XIS owns (the "Caere Voting Agreement Shares"), and
XIS has irrevocably appointed Caere's Board of Directors as its sole and exclusive proxy to vote, in favor of the issuance of shares of the Issuer's Common Stock pursuant to the Caere Merger, and an amendment to the Issuer's Certificate of Incorporation to increase the authorized number of shares of the Issuer's Common Stock by an amount sufficient to permit the Issuer to effect the lawful and valid issuance to the Caere stockholders of that number of shares of the Issuer's Common Stock to be issued to the Caere stockholders pursuant to the Caere Merger Agreement. The Caere Merger Voting Agreement is described more fully in Item 6.

     Except as set forth above and as described below in Item 6, the Reporting Person has no plan or proposal of the type described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     Item 5 is hereby amended and restated to read in its entirety as follows:

     (a) XIS owns of record 11,853,602 shares of Common Stock which represents 44.4% of the outstanding shares of the Issuer's Common Stock, based on a total of 26,595,511 shares of Common Stock outstanding as of January 15, 2000. XIS received stock options covering 20,000 shares of Common Stock.

     (b) Xerox and XIS share voting and investment power with respect to the 11,853,602 shares of Common Stock. In addition, pursuant to the Caere Voting Agreement, XIS agreed to, among other things, vote all of the 11,853,602 shares of Common Stock and the other Caere Voting Agreement Shares, and XIS has irrevocably appointed Caere's Board of Directors as its sole and exclusive proxy to vote, in favor of the issuance of shares of the Issuer's Common Stock pursuant to the Caere Merger, and an amendment to the Issuer's Certificate of Incorporation to increase the authorized number of shares of the Issuer's Common Stock by an amount sufficient to permit the


CUSIP No. 80603P-10-7                                          Page 6 of 17

Issuer to effect the lawful and valid issuance to the Caere stockholders of that number of shares of the Issuer's Common Stock to be issued to the Caere stockholders pursuant to the Caere Merger Agreement. The Caere Merger Voting Agreement is described more fully in Items 4 and 6.

     (c) Neither Xerox nor XIS has effected any transaction in shares of Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

     The applicable information concerning the directors and executive officers of each of Xerox and XIS is set forth on Schedule I attached hereto, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ___________________________________________________________________

     Item 6 is hereby amended and restated to read in its entirety as follows:

     Except as set forth below in this Item 6, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named above in Item 2 or between any such person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies:

     VISIONEER VOTING AGREEMENT. Xerox, XIS, Visioneer and several holders of Visioneer common stock entered into the Visioneer Voting Agreement effective at the close of the Visioneer Merger. They have each agreed to vote to elect certain nominees to the Issuer's Board of Directors, including up to two persons designated by the Reporting Person. In accordance with the Visioneer Voting Agreement, the Issuer's Board of Directors has been increased to seven persons. Two designees of the Reporting Person, as well as the Chief Executive Officer of the Issuer, have been elected to the board. Currently, one of the Reporting Person's designees, Paul A. Ricci, is Chairman of the Issuer's Board.

     At each annual meeting of stockholders of the Issuer during the term of the Visioneer Voting Agreement, or at any special meeting of stockholders at which board members are to be elected, the parties to the Visioneer Voting Agreement will vote their shares so as to elect the following directors:

          (a) so long as the Reporting Person owns at least 20% of the Issuer's outstanding voting stock: two persons designated by the Reporting Person, two individuals designated by the four members of the Issuer's board of directors who were not nominated by the Reporting Person and who are not the Issuer's Chief Executive Officer, the Issuer's then current Chief Executive Officer, and two independent members with relevant industry experience who are to be designated by at least four out of the five directors who are not considered to be independent directors; or

          (b) so long as the Reporting Person owns at least 10% of the Issuer's outstanding voting stock: one person designated by the


CUSIP No. 80603P-10-7                                          Page 7 of 17

     Reporting Person, two individuals designated by the five members of the board who were not nominated by the Reporting Person and who are not Issuer's Chief Executive Officer, Issuer's then current Chief Executive Officer, and three independent members with relevant industry experience who are designated by at least three out of the four directors who are not considered to be independent directors.

     The Visioneer Voting Agreement will terminate upon the earliest to occur of (1) the sale of all or substantially all of the Issuer's property or business or its merger into or consolidation with any other corporation or if the Issuer effects any other transaction(s) in which more than 50% of its voting power is disposed of; (2) such time as the Reporting Person owns less than 10% of Issuer's outstanding voting stock; or (3) such time as the non-Reporting Person parties to the voting agreement own, in the aggregate, less than 7% of the Issuer's outstanding voting stock; provided, however, that if such time occurs prior to the second anniversary of the Visioneer Merger Closing Date the Reporting Person holds at such time shares of the Issuer's Series B Preferred Stock, the Visioneer Voting Agreement will not terminate until the earlier of (x) the second anniversary of the Visioneer Merger Closing Date and (y) the date on which the Reporting Person (together with its affiliates) no longer holds any shares of the Issuer's Preferred Stock. The foregoing summary of the Visioneer Voting Agreement is qualified in its entirety by reference to the copy of the Visioneer Voting Agreement which is attached as Exhibit 1 to the Statement filed with the Commission on March 12, 1999 by the Reporting Person and is incorporated herein by reference.

     CAERE VOTING AGREEMENT. As a condition to the execution of the Caere Merger Agreement, XIS and Caere entered into the Caere Voting Agreement, pursuant to which XIS agreed to, among other things, vote all of the Caere Voting Agreement Shares, and XIS has irrevocably appointed Caere's Board of Directors as its sole and exclusive proxy to vote, in favor of the issuance of shares of the Issuer's Common Stock pursuant to the Caere Merger, and an amendment to the Issuer's Certificate of Incorporation to increase the authorized number of shares of the Issuer's Common Stock by an amount sufficient to permit the Issuer to effect the lawful and valid issuance to the Caere stockholders of that number of shares of the Issuer's Common Stock to be issued to the Caere stockholders pursuant to the Caere Merger Agreement.

     The foregoing summary of the Caere Voting Agreement is qualified in its entirety by reference to the copy of the Caere Voting Agreement which is attached as Exhibit 1(b) to this Amendment.

     THE SERIES B. In connection with the Visioneer Merger, XIS was issued 3,562,238 shares of Series. The shares of Series B are convertible into shares of Common Stock on a share for share basis at the option of the Reporting Person at any time after the second anniversary of the Visioneer Merger Closing Date; provided, however, that the Series B shares become convertible immediately if the Reporting Person's ownership of outstanding shares of the Issuer's Common Stock is less than 30%, unless such conversion would result in the Reporting Person owning more than 50% of the outstanding shares of the Issuer's Common Stock. The Series B is entitled to noncumulative dividends at the rate of $0.065 per annum only if and to the extent declared by the Issuer's Board of Directors. The Series B has a liquidation preference of $1.30 per share plus all declared but unpaid dividends.

     The Series B does not have any voting rights, except for such rights as are provided under Delaware law. The foregoing summary of certain aspects of the Series B PrStock is qualified in its entirety to the copy


CUSIP No. 80603P-10-7                                          Page 8 of 17

of the Amended and Restated Certificate of Incorporation attached as
Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 17, 1999 and incorporated herein by reference.

     WARRANT. At the Visioneer Merger Closing Date, the Issuer issued to XIS the Warrant. The Warrant is has a term of ten years and allows XIS to acquire a number of shares of Common Stock equal to the number of options to purchase Common Stock (whether vested or unvested) that remain unexercised at the termination of any ScanSoft option assumed by the Issuer in the Visioneer Merger. The exercise price for each warrant share is the same as the exercise price of each assumed ScanSoft option, as adjusted by the exchange ratio in the Visioneer Merger. If all of the assumed ScanSoft options terminate without being exercised, XIS would be entitled to purchase, as of January 15, 2000, approximately 316,630 additional shares of the Issuer's Common Stock.

     The Warrant is exercisable at any time that shares are available for acquisition under the Warrant; provided, however, the XIS may not exercise the Warrant prior to two years from the date of its initial issuance, unless, immediately after such exercise, XIS owns directly or indirectly a number of outstanding shares of the Issuer's Common Stock that represents less than 45% of the total number of shares of Issuer's Common Stock outstanding immediately after such exercise. The foregoing summary of the Warrant is qualified in its entirety by reference to the copy of the Warrant which is attached as Annex A to the Issuer's Registration Statement on Form S-4 and is incorporated herein by reference.

     REGISTRATION RIGHTS AGREEMENT. Xerox, XIS and Visioneer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), effective as of the Visioneer Merger Closing Date, in connection with the consummation of the Visioneer Merger. Pursuant to the Registration Rights Agreement, the Reporting Person may demand registration under the Securities Act of 1933 of some or all of the shares of Common Stock owned by the Reporting Person (including upon conversion of the Series B or pursuant to the exercise of the Warrant). Each such registration will be at the Issuer's expense. The Issuer may postpone such a demand under certain circumstances. In addition, the Reporting Person may request the Issuer to include shares of Common Stock held by the Reporting Person in any registration proposed by the Issuer of such Common Stock. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the Registration Rights
Agreement attached as Annex A to Issuer's Registration Statement on Form S-4 and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.
         _________________________________

Exhibit 1(a)- Voting Agreement, dated March 2, 1999, between Xerox, XIS, Visioneer and the Investors (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Commission on March 12, 1999 by Xerox and XIS in respect of the Issuer's Common Stock).

Exhibit 1(b)- Form of the Parent Voting Agreement, made as of January 15, 2000, between Caere and XIS.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CUSIP No. 80603P-10-7                                          Page 9 of 17

Dated as of February 3, 2000.


                                       XEROX CORPORATION

                                            /s/ MARTIN S. WAGNER
                                       -------------------------------
                                       By: Martin S. Wagner
                                           Assistant Secretary

SCHEDULE I

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is the name of each director of Xerox, the present principal occupation of such director and the business address of such director. Unless otherwise noted, the address below is that of the organization in which each director's present principal occupation is conducted, which is also the business address of such director.

                    PRESENT
DIRECTOR'S NAME     PRINCIPAL OCCUPATION       ADDRESS
---------------     ------------------------   -------
Paul A. Allaire     Chairman of the Board      Xerox Corporation
                    and Chairman of the        800 Long Ridge Road
                    Executive Committee        P.O. Box 1600
                    Stamford, CT 06904-1600

William F. Buehler  Vice Chairman and          Xerox Corporation
                    President, Industry        800 Long Ridge Road
                    Solutions Operations       P.O. Box 1600

B.R. Inman          Investor                   Suite 500
                                               701 Brazos Street
                                               Austin, TX 78701
                                               (mailing address)

Antonia Ax:son      Chairman                   Axel Johnson Group
Johnson                                        P.O. Box 26008 - Villagatan 6
                                               Stockholm S-100 41, Sweden

Vernon E.           Senior Counsel             Akin, Gump, Strauss, Hauer &
Jordan, Jr.                                       Feld, L.L.P.
                                               1333 New Hampshire Ave, N.W.
                                               Suite 400
                                               Washington, D.C. 20036

                    Senior Managing Director   Lazard Freres & Co., LLC
                                               30 Rockefeller Center
                                               New York, NY 10020

Yotaro Kobayashi    Chairman of the Board      Fuji Xerox Co., Ltd.
                                               2-17-22 Akasaka, Minato-ku
                                               Tokyo 107, Japan

Hilmar Kopper       Chairman of the            Deutsche Bank AG
                    Supervisory Board          Taunusanlage 12
                                               Frankfurt 60262, Germany

Ralph S. Larsen     Chairman and Chief         Johnson & Johnson
                    Executive Officer          One Johnson & Johnson Plaza
                                               New Brunswick, NJ 08933

CUSIP No. 80603P-10-7                                          Page 10 of 17

George J. Mitchell  Special Counsel            Verner, Liipfert, Bernhard,
                                               McPherson and Hand, Chartered
                                               901 15th Street, N.W.,
                                               Suite 700
                                               Washington, D.C. 20005

N.J. Nicholas, Jr.  Investor                   Suite 19F, 45 W. 67th Street
                                               New York, NY 10023
                                               (mailing address)

John E. Pepper      Chairman of the Board      The Procter & Gamble Company
                                               One Procter & Gamble Plaza
                                               Cincinnati, OH 45202

Barry D. Romeril    Vice Chairman and          Xerox Corporation
                    Chief Financial Officer    800 Long Ridge Road
                                               P.O. Box 1600

Patricia F. Russo   Executive Vice President,  Lucent Technologies Inc.
                    Business Development       283 King George Road,
                    Corporate Operations       Room C4C01
                                               Murray Hill, NJ 07974

Martha R. Seger     Financial economist and    Martha R. Seger Financial
                    Former Governor, Federal     Group, Inc.
                    Reserve System; currently  220 Park Avenue
                    Distinguished Visiting     Birmingham, MI 48009
                    Professor of Finance,      (mailing address)
                    Northern Arizona
                    University

Thomas C. Theobald  Managing Director,         William Blair Capital Partners,
                                                  L.L.C.
                                               Suite 1300
                                               222 West Adams Street
                                               Chicago, IL 60606-5312
                                               (mailing address)

G. Richard Thoman   President and Chief        Xerox Corporation
                    Executive Officer          800 Long Ridge Road
                                               P.O. Box 1600
                                               Stamford, CT 06904-1600

     Each of the directors named above (other than Antonia Ax:son Johnson, Yotaro Kobayashi and Hilmar Kopper) is a United States citizen. Antonia Ax:son Johnson is a citizen of Sweden, Yotaro Kobayashi a citizen of Japan, and Hilmar Kopper a citizen of Germany.

     Set forth below is the name and title of each executive officer of Xerox:

OFFICER'S NAME          TITLE
--------------          -----
G. Richard Thoman       President and Chief Executive Officer
Paul A. Allaire         Chairman of the Board and
                        Chairman of the Executive Committee
William F. Buehler      Vice Chairman and
                        President, Industry Solutions Operations
Barry D. Romeril        Vice Chairman and Chief Financial Officer
Pierre Danon            Senior Vice President and
                        President, European Solutions Group
Thomas J. Dolan         Senior Vice President and
                        President, Document Solutions Group

CUSIP No. 80603P-10-7                                          Page 11 of 17

Allan E. Dugan          Senior Vice President
                        President, Worldwide Business Services Group
James A. Firestone      Senior Vice President and
                        President, Channels Group
Anshoo S. Gupta         Senior Vice President and
                        President, Production Systems Group
Patrick J. Martin       Senior Vice President and
                        President, North America Solutions Group
Alan R. Monahan         Senior Vice President, Corporate Strategic Services
Hector J. Motroni       Senior Vice President and Chief Staff Officer
Anne M. Mulcahy         Senior Vice President, General Markets Operations
Carlos Pascual          Senior Vice President and
                        President, Developing Markets Operations
Michael Miron           Senior Vice President, Internet Business Group
Mark B. Myers           Senior Vice President, Xerox Research and Technology
Brian E. Stern          Senior Vice President and
                        President, Technology Enterprises
Richard S. Paul         Senior Vice President and General Counsel
Eunice M. Filter        Vice President, Treasurer and Secretary
Phillip D. Fishbach     Vice President and Controller
Rafik Loutfy            Vice President, Corporate Business Strategy

     The organization in which the present principal occupation of each of the executive officers named above is conducted is Xerox, P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Each of the officers named above (other than Barry D. Romeril, Carlos Pascual and Rafik Loutfy) is a United States citizen. Barry D. Romeril is a citizen of Great Britain, Carlos Pascual is a citizen of Spain and Rafik Loutfy is a citizen of Canada.

     Set forth below is the name of the sole director and executive officer of XIS, his present principal occupation and business address.

PRESENT NAME OF
DIRECTOR AND
EXECUTIVE OFFICER   PRINCIPAL OCCUPATION       ADDRESS
---------------     ------------------------   -------
Paul Ricci          Chairman and President     Xerox Imaging Systems, Inc.
                                               c/o Xerox Corporation
                                               800 Long Ridge Road
                                               P.O. Box 1600
                                               Stamford, CT 06904-1600

     Paul Ricci is a United States citizen.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) Paul Ricci owns 120,000 shares of Common Stock.

     Based on the Reporting Person's information and belief, none of the other directors and executive officers named in Item 2 of this Schedule I
(i) beneficially owns any shares of Common Stock, (ii) has either sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock, or (iii) has effected any transaction in shares of Common Stock during the past 60 days.

     The foregoing responses are based upon the Reporting Person's information and belief and are subject to change pending its receipt of questionnaires from the other directors and executive officers named in
Item 2 of this Schedule I indicating a different response. Upon receipt of such questionnaires indicating a different response, the Reporting Person will promptly file a further amendment to the Statement.

CUSIP No. 80603P-10-7                                          Page 12 of 17

     (d)  Not applicable.

     (e)  Not applicable.